SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

May 9,  2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 5 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,400
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 22,400
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,576,070*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

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Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) (the Original Schedule 13D and Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by the Future Fund Board of Guardians, a statutory body corporate established under the Future Fund Act 2006 of the Commonwealth of Australia (the “Reporting Person”) to govern the Future Fund, a statutory investment fund established by the Australian Commonwealth Government under the Future Fund Act 2006 of the Commonwealth of Australia.  Schedule I hereto set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of the Reporting Person.

(b)  The principal business address of the Reporting Person and each Scheduled Person is Level 43, 120 Collins Street, Melbourne VIC 3000, Australia. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Person is to assist future Australian governments meet the cost of public sector superannuation liabilities by delivering investment returns on contributions to the Fund.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, neither the Reporting Person nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of the Scheduled Persons is a citizen of Australia.

Item 5.  Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on May 11, 2011, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 966,798,974 shares of Common Stock reported by the Company as outstanding as of May 2, 2011 less the 30,585,957 shares of Common Stock expected to be purchased for cancellation by the Company on May 9, 2011 as reported in its Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011, plus where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

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Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	77,556,276	19,331,673	10.14%
BRH II	53,195,377	13,265,411	7.00%
BRH III	61,018,212	15,216,204	8.01%
BRH IV-A	7,038,848	1,759,273	0.94%
BRH IV-B (1)	14,056,122	3,511,450	1.87%
BRH IV-C (1)	4,709,099	1,176,410	0.63%
BRH IV-D	4,716,413	1,176,410	0.63%
BRH V	15,867,548	3,958,944	2.11%
Total:	238,157,895	59,395,775	29.89%
(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

Additionally, the Reporting Person has sole voting and investment power with respect to 22,400 shares of Common Stock.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II, to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), the Reporting Person may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Brascan Asset Management Holdings Ltd.,  Trilon Bancorp Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation and Brookfield REP GP Inc. (collectively, the “Other Filers”).  None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Person may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

(c)  On April 29, 2011, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D and BRH V acquired beneficial ownership of the number of shares of Common Stock set forth opposite their name in the table below pursuant to a reinvestment of a portion of the dividend paid to the Company’s shareholders through the Company’s Dividend Reinvestment Plan at a price of $16.665 per share of Common Stock.

Investment Vehicle	Common Stock
BRH	462,608
BRH II	293,634
BRH III	336,815
BRH IV-A	22,965
BRH IV-B (1)	52,652
BRH IV-C (1)	17,639
BRH IV-D	24,953
BRH V	79,494

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(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2011	FUTURE FUND BOARD OF GUARDIANS By: /s/ Barry Brakey Name: Barry Brakey Title: Authorised Signatory By: /s/ David Neal Name: David Neal Title: Authorised Signatory

SCHEDULE I

Scheduled Persons

Name and Position of Officer or Director	Principal Occupation or Employment
Mr. David Murray AO	Chairman of the Future Fund Board of Guardians
Ms. Carol Austin	Director
Hon. Peter Costello	Director
Ms. Susan Doyle	Director
Dr. John Mulcahy	Director
Mr. Stephen Fitzgerald	Director
Mr. Brian Watson	Director